Santiago, Dec. 6, 2010

Material Event

In conformity with Articles 9 and 10 of the Law 18,045 and Article 147 of Law No. 18,046, Banco Santander Chile informs that in an ordinary Board Meeting held on November 23, 2010, the Board approved the following operations with the related parties Isban España and Produban:

1)	Contract of Technological Development with Isban España for Euros $1,434,261.
2)	Contract for the processing, support and maintenance of Global Banking and Markets Platform. Processing will be in charge of Produban España and maintenance will be in charge of Isban España.

Regarding both operations, the board members Lucía Santa Cruz, Mauricio Larraín, Oscar von Chrismar, Vittorio Corbo, Carlos Olivos. Victor Arbulú, Roberto Mendez, Roberto Zahler and the alternate director Raimundo Monge and Juan Hoyos, expressed that these operations contribute to the Bank’s interests and that the terms are in line with market conditions as stated in the report issued by the Bank’s Audit Committee.

It must be pointed out that the Board member Jesús María Zabalza abstained from omitting an opinion in these transactions as he is a Managing Director in Banco Santander S.A. our parent company, and since Isban España and Produban España are subsidiaries of Banco Santander S.A. and, therefore, Mr. Zabalza is possibly an interested party in the transaction

Sincerely,

Claudio Melandri Hinojosa
Chief Executive Officer